FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 28 July 2017

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

GlaxoSmithKline plc (the 'Company')

2017 Performance Share Plan Award and 2017 Performance Measures

2017 Performance Share Plan Award

On 27 July 2017 the Company granted conditional share awards to Executive Directors and Persons Discharging Managerial Responsibilities (PDMRs) under the GlaxoSmithKline 2017 Performance Share Plan (2017 PSP).  The 2017 PSP was approved by shareholders on 4 May 2017, and allows a performance-related opportunity in the form of conditional awards to be granted to senior executives in the Group, including the Executive Directors and PDMRs.

Under the terms of the 2017 PSP, conditional awards are granted over a specific number of Ordinary Shares or American Depositary Shares (ADS), and the percentage of awards that ultimately vests is dependent on the level of achievement against performance targets set by the Remuneration Committee.

2017 Performance Measures

The performance condition information that follows applies both to the 2017 PSP Awards and the 2017 Deferred Annual Bonus Plan Awards (2017 DABP, together the Awards, see Note 1 below).

The performance period for the awards is the three financial years from 1 January 2017 to 31 December 2019.  The awards are based on three equally weighted performance measures:

Performance Measure	Proportion of each award
Total Shareholder Return (TSR)	1/3rd
Adjusted free cash flow (AFCF)	1/3rd
Research & Development (R&D) new product performance	1/3rd

TSR measure

This measure compares the TSR of the Company's Ordinary Shares over the performance period with the TSR of the shares of nine (9) other global pharmaceutical companies (i.e. a comparator group of 10 companies including the Company).

The vesting schedule is based on delivering 30% vesting for achieving median performance.  However, in a group of 10 companies, the median (position 5.5) falls between two companies. Therefore, 0% will vest if the Company's TSR is ranked 6th and 44% will vest if its TSR is ranked 5th, i.e. above median, in the comparator group.  The maximum amount will vest for this element, if the Company's TSR is ranked in positions 1, 2 or 3.

The companies in the TSR comparator group are:  AstraZeneca, Bristol-Myers Squibb, Eli Lilly, Johnson & Johnson, Merck, Novartis, Pfizer, Roche Holdings, Sanofi and GlaxoSmithKline.

Adjusted free cash flow measure

The use of cash flow as a performance measure is intended to recognise the importance of effective working capital management and of generating cash to fund the Group's operations, investments, and Ordinary dividends to shareholders.

Free cash flow represents the operating profit of the business adjusted for non-cash items after deducting the cost or benefit of working capital, capital expenditure, contingent consideration payments, net interest, dividends paid to non-controlling interests and taxation.

The adjustments to free cash flow, used to set the AFCF target for the purpose of the performance measure, include major legal settlements, special pension contributions, foreign exchange, divestments and acquisitions.  The measure post-adjustment is the "adjusted free cash flow" target.

This element of the award will vest as follows:

Performance Level	Adjusted Free Cash Flow target	Proportion Vesting
Below threshold	< £ 11.47bn	0%
Threshold	£ 11.47bn	25%
	£ 11.82bn	50%
	£ 13.00bn	75%
Maximum	£ 13.59bn	100%

AFCF Performance Measure for 2016 Awards

Details of the three performance measures for the 2016 Awards under the Company's long term incentive plans were announced on 12 February 2016 and were included in the Company's 2015 Annual Report.  Following consideration by the Remuneration Committee after the Company's Q2 2017 results and Investor Update, on 26 July 2017, the Committee believes it is in the best long term interests of the Company that the targets for the 2016 Awards are updated to reflect an increase in planned investment in R&D, related to the Company's Pharmaceuticals business, including HIV. The revised targets for the 2016 Awards are therefore:

Performance Level	Original Adjusted Free Cash Flow targets	Updated Adjusted Free Cash Flow targets	Proportion Vesting
Below threshold	<£11.65bn	<£11.35bn	0%
Threshold	£11.65bn	£11.35bn	25%
	£12.01bn	£11.70bn	50%
	£13.21bn	£12.87bn	75%
Maximum	£13.81bn	£13.46bn	100%

The AFCF targets for the 2015 Awards are unaffected.

R&D new product measure

Due to commercial sensitivity, the Remuneration Committee remains of the view that the R&D new product target cannot be published at the time of grant.  However, the target and vesting outcome will be disclosed in full at the end of the performance period.

25% of this element will vest if the performance threshold level is attained, rising to 100% for stretching performance exceeding 122% of the set threshold.  Below the set threshold, none of this element will vest.

Notes

1.   On 15 February 2017, the Company made its final grant of conditional matching share awards under the GlaxoSmithKline 2009 Deferred Annual Bonus Plan which were announced on 17 February 2017, in respect of the deferral of 2016 annual bonuses (2017 DABP awards).

    2.   To the extent that each element of a conditional award does not vest at the end of the three-year performance period, it will lapse.

      3.   The Executive Directors or PDMRs in the transaction notifications below were each granted a conditional award under the terms of the 2017 PSP. Awards granted are of Ordinary Shares or ADS.

  4.   Dividends will accrue on the conditional award of Ordinary Shares or ADS during the performance period, but will only vest to the extent that the awards themselves vest at the end of the performance period. These dividends are not included in the figures below.

Transaction notification

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms E Walmsley
b)	Position / status	Chief Executive Officer
c)	Initial notification / amendment	Initial Notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	A conditional award of Ordinary Shares under the Company's 2017 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.4550	356,939

d)	Aggregated information	n/a (single transaction)
Aggregated volume Price
e)	Date of the transaction	2017-07-27
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr R G Connor
b)	Position/status	President, Global Manufacturing & Supply
c)	Initial notification/ amendment	Initial Notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	A conditional award of Ordinary Shares under the Company's 2017 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.4550	122,937

d)	Aggregated information	n/a (single transaction)
Aggregated volume Price
e)	Date of the transaction	2017-07-27
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr L Debruyne
b)	Position/status	President, Global Vaccines
c)	Initial notification/ amendment	Initial Notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	A conditional award of Ordinary Shares under the Company's 2017 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.4550	92,221

d)	Aggregated information	n/a (single transaction)
Aggregated volume Price
e)	Date of the transaction	2017-07-27
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr S Dingemans
b)	Position/status	Chief Financial Officer
c)	Initial notification/ amendment	Initial Notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	A conditional award of Ordinary Shares under the Company's 2017 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.4550	195,147

d)	Aggregated information	n/a (single transaction)
Aggregated volume Price
e)	Date of the transaction	2017-07-27
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr N Hirons
b)	Position/status	SVP, Global Ethics & Compliance
c)	Initial notification/ amendment	Initial Notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	A conditional award of Ordinary Shares under the Company's 2017 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.4550	45,292

d)	Aggregated information	n/a (single transaction)
Aggregated volume Price
e)	Date of the transaction	2017-07-27
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr B McNamara
b)	Position/status	CEO, Consumer Healthcare
c)	Initial notification/ amendment	Initial Notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W1053
b)	Nature of the transaction	A conditional award over ADSs under the Company's 2017 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$40.85	85,679

d)	Aggregated information	n/a (single transaction)
Aggregated volume Price
e)	Date of the transaction	2017-07-27
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr D S Redfern
b)	Position/status	Chief Strategy Officer
c)	Initial notification/ amendment	Initial Notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	A conditional award of Ordinary Shares under the Company's 2017 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.4550	87,997

d)	Aggregated information	n/a (single transaction)
Aggregated volume Price
e)	Date of the transaction	2017-07-27
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms C Thomas
b)	Position/status	SVP, Human Resources
c)	Initial notification/ amendment	Initial Notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	A conditional award of Ordinary Shares under the Company's 2017 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.4550	97,055

d)	Aggregated information	n/a (single transaction)
Aggregated volume Price
e)	Date of the transaction	2017-07-27
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr P C Thomson
b)	Position/status	President, Global Affairs
c)	Initial notification/ amendment	Initial Notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	A conditional award of Ordinary Shares under the Company's 2017 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.4550	60,821

d)	Aggregated information	n/a (single transaction)
Aggregated volume Price
e)	Date of the transaction	2017-07-27
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr D E Troy
b)	Position/status	SVP & General Counsel
c)	Initial notification/ amendment	Initial Notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W1053
b)	Nature of the transaction	A conditional award over ADSs under the Company's 2017 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$40.85	95,471

d)	Aggregated information	n/a (single transaction)
Aggregated volume Price
e)	Date of the transaction	2017-07-27
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Dr P J T Vallance
b)	Position/status	President, R&D
c)	Initial notification/ amendment	Initial Notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	A conditional award of Ordinary Shares under the Company's 2017 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.4550	252,345

d)	Aggregated information	n/a (single transaction)
Aggregated volume Price
e)	Date of the transaction	2017-07-27
f)	Place of the transaction	n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: July 28, 2017

By: VICTORIA WHYTE

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc